EXHIBIT 11.1
STATEMENT OF COMPUTATION OF PER SHARE EARNINGS
Titanium Asset Management Corp. follows Statement of Financial Accounting Standards No. 128, Earnings Per Share. Basic earnings per common share calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.